UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 6, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aviation Upgrade Technologies, Inc.
File No. 0-28347 - CF#21296

Aviation Upgrade Technologies, Inc. submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on November 19, 2007.

Based on representations by Aviation Upgrade Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.10	through December 30, 2009
Exhibit 10.14	through November 21, 2013
Exhibit 10.16	through October 13, 2014
Exhibit 10.17	through May 01, 2015
Exhibit 10.18	through October 13, 2014
Exhibit 10.19	through September 21, 2017
Exhibit 10.20	through January 29, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel